Exhibit (b)

December 20, 2013

Griffin Holdings, LLC

2121 Avenue of the Stars

Suite 2575

Los Angeles, California 90067

Attention: Shaun Gabbay

Re: Commitment Letter

Ladies and Gentlemen:

You have requested that JPMorgan Chase Bank, N.A. (“Chase”) provide a senior revolving credit facility (the “Facilities”) in an aggregate amount of up to $29,031,000 to Tufco LP (“Tufco”) and Hamco Manufacturing and Distributing LLC (“Hamco”; Hamco and Tufco are referred to collectively as the “Borrowers”), and that Chase commit to provide the entire principal amount of the Facilities and to serve as administrative agent for the Facilities. The Facilities would be provided in connection with the acquisition by Tufco Holdings LLC (“Newco”) of the outstanding equity interests in Tufco Technologies, Inc., a Delaware corporation (“Holdings”), pursuant to a merger of Holdings with and into Packers Acquisition Sub, Inc., a Delaware corporation (“Merger Sub”), of which Holdings would be the surviving entity (the “Merger”).

Chase is pleased to advise you of its commitment to provide the entire amount of the Facilities upon the terms and subject to the conditions set forth or referred to in this commitment letter (the “Commitment Letter”) and in the Term Sheet attached hereto (the “Term Sheet”). The parties hereto agree that this Commitment Letter is a binding and enforceable agreement with respect to the subject matter contained herein, including an agreement to negotiate in good faith the definitive documentation for the Facilities by the parties hereto in a manner consistent with this Commitment Letter, it being acknowledged and agreed that the commitment provided hereunder is subject only to the conditions precedent expressly described in the immediately preceding sentence. It is agreed that Chase will act as the sole and exclusive administrative agent for the Facilities.

You acknowledge and agree that Chase is not advising you or the Borrowers as to any legal, tax, investment, accounting, regulatory or any other matters in any jurisdiction. You agree that you and the Borrowers shall consult with your own advisors concerning such matters and shall be responsible for making your own independent investigation and appraisal of the transactions contemplated hereby (the “Transactions”), and Chase shall have no responsibility or liability to you or to the Borrowers with respect thereto. Any review by Chase of the Borrowers, the Transactions or other matters relating to the Transactions will be performed solely for the benefit of Chase and shall not be on behalf of you or the Borrowers.

You agree to use commercially reasonable efforts to prepare and provide to Chase all material information with respect to the Borrowers and the Transactions, including all financial information and projections (the “Projections”), as Chase may reasonably request in connection with the provision of the Facilities. You hereby represent and warrant, and with respect to Holdings and its subsidiaries, to your knowledge, that (a) all written information other than the Projections and other projections, budgets, estimates, forward looking statements and information of a general economic or industry-specific nature, concerning you or Holdings and its subsidiaries (the “Information”) that has been or will be made available to Chase by you, either Borrower or any of your representatives in connection with the transactions contemplated hereby, taken as a whole, does not or will not, when furnished, contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements contained therein not materially misleading in light of the circumstances under which such statements are made and (b) the Projections that have been or will be made available to Chase by you, either Borrower or any of your representatives in connection with the transactions contemplated hereby, have been or will be prepared in good faith based upon assumptions believed by you to be reasonable at the time furnished (it being recognized by Chase that (i) such Projections are not to be viewed as facts or a guarantee of performance and are subject to significant uncertainties and contingencies many of which are beyond your control and (ii) no assurance can be given that any particular financial projections will be realized, and that actual results during the period or periods covered by any such Projections may differ from the projected results, and such differences may be material). If, at any time prior to the termination of this Commitment Letter, any of the representations and warranties in the preceding sentence would not be correct, when taken as a whole, in any material respect if the Information or Projections were being furnished, and such representations and warranties were being made, at such time, then you agree to use commercially reasonable efforts to promptly supplement the Information and/or Projections so that (with respect to Information and Projections relating to Holdings or its subsidiaries, to your knowledge) the representations and warranties contained in this paragraph, as supplemented, are correct, taken as a whole, in all material respects under those circumstances. You understand that in providing the Facilities we may use and rely on the Information and Projections without independent verification thereof.

As consideration for Chase’s commitment hereunder, you agree to pay to Chase the nonrefundable fees set forth in Annex I to the Term Sheet and in the fee letter dated the date hereof and delivered herewith (the “Fee Letter”), on the terms and subject to the conditions expressly set forth therein.

Chase’s commitment hereunder is subject to the following conditions precedent: (a) since December 20, 2013, no “Company Material Adverse Effect” (as defined in the Agreement and Plan of Merger Agreement, dated as of the date hereof, by and among Newco, Holdings and Merger Sub (the “Merger Agreement”) shall have occurred and be continuing, (b) the negotiation, execution and delivery on or before February 28, 2014 (provided, that such date will be automatically extended until June 30, 2014 if the “Termination Date” (as defined in the Merger Agreement) is extended until such date pursuant to Section 8.1(c) of the Merger Agreement (as it exists on the date hereof)) of definitive documentation with respect to the Facilities (the “Loan Documents”), on the terms set forth in the Term Sheet and, subject to the Certain Funds Provisions set forth on Schedule A hereto, (c) your compliance with the terms of this Commitment Letter and the Fee Letter and (d) satisfaction of the other conditions set forth or referred to in the Term Sheet. Except as otherwise set forth herein (including Schedule A hereto) and in the Term Sheet, this Commitment Letter does not purport to specify all of the terms that will be contained in the definitive Loan Documents.

You agree (a) to indemnify and hold harmless Chase and its affiliates and their respective officers, directors, employees, advisors, and agents (each, an “indemnified person”) from and against any and all losses, claims, damages and liabilities to which any such indemnified person may become subject arising out of or in connection with this Commitment Letter, the Facilities, the use of the proceeds thereof or any related transaction or any claim, litigation, investigation or proceeding relating to any of the foregoing, regardless of whether any indemnified person is a party thereto, and to reimburse each indemnified person upon demand for any reasonable fees and out-of-pocket expenses of one legal counsel (plus local counsel, to the extent applicable) or other out-of-pocket expenses reasonably incurred in connection with investigating or defending any of the foregoing, provided that the foregoing indemnity will not, as to any indemnified person, apply to losses, claims, damages, liabilities or related expenses (i) to the extent resulting from the willful misconduct, bad faith or gross negligence of such indemnified person or (ii) to the extent arising from a material breach of the obligations of such indemnified person under this Commitment Letter, the Fee Letters or the definitive documentation for the Facilities (in the case of each of preceding clauses (i) and (ii), as determined by a final and non-appealable judgment of a court of competent jurisdiction, and (b) to reimburse Chase and its affiliates, upon presentation of a summary statement, for all reasonable out-of-pocket expenses (including due diligence expenses, consultant’s fees and expenses (if any), travel expenses, and reasonable fees, charges and disbursements of one legal counsel (plus local counsel, to the extent applicable)) incurred in connection with the Facilities and any related documentation (including this Commitment Letter, the Term Sheet, the Fee Letter and the definitive financing documentation) or the administration, amendment, modification or waiver of this Commitment Letter, the Term Sheet or the Fee Letter. You also agree that no indemnified person shall have any liability (whether direct or indirect, in contract or tort or otherwise) to you or your affiliates or to your or their respective equity holders or creditors arising out of, related to or in connection with any aspect of the Transactions, except to the extent they are found by a final, non-appealable judgment of a court to have resulted from such indemnified person’s gross negligence, bad faith or willful misconduct and then, only to the extent of direct, as opposed to special, indirect, consequential or punitive, damages. No indemnified person shall be liable for any damages arising from the use by others of Information or other materials obtained through electronic, telecommunications or other information transmission systems, except to the extent such damages are found by a final, non-appealable judgment of a court to arise solely from the willful misconduct, bad faith or gross negligence of such indemnified person. In addition, no indemnified person shall be liable for any special, indirect, consequential or punitive damages in connection with the Facilities. Notwithstanding any other provision of this Commitment Letter, neither you nor your affiliates shall be liable to any indemnified person for any special, indirect, consequential or punitive damages in connection with your or your affiliates’ activities related to the Transactions.

This Commitment Letter shall not be assignable by you without the prior written consent of Chase (and any purported assignment without such consent shall be null and void), is intended to be solely for the benefit of the parties hereto and the Borrowers and is not intended to confer any benefits upon, or create any rights in favor of, any person other than the parties hereto and the Borrowers. This Commitment Letter may not be amended or waived except by an instrument in writing signed by you and Chase. This Commitment Letter may be executed in any number of counterparts, each of which shall be an original, and all of which, when taken together, shall constitute one agreement. Delivery of an executed signature page of this Commitment Letter by facsimile or email transmission shall be effective as delivery of a manually executed counterpart hereof. This Commitment Letter, the Term Sheet and the Fee Letter set forth the entire understanding of the parties with respect thereto. This Commitment Letter shall be governed by, and construed in accordance with, the laws of the State of Illinois; provided, however, that the laws of the State of Delaware shall govern, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof, in determining (a) the interpretation of a “Company Material Adverse Effect” and whether a “Company Material Adverse Effect” has occurred, (b) the accuracy of any Specified Purchase Agreement Representation and whether as a result of any inaccuracy thereof you have the right (without regard to any notice requirement) to terminate your obligations (or to refuse to consummate the Merger) under the Merger Agreement and (c) whether the Merger has been consummated in accordance with the terms of the Merger Agreement. You consent to the exclusive jurisdiction and venue of the state or federal courts located in the City of Chicago. EACH PARTY HERETO IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, (A) ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN ANY LEGAL PROCEEDING BROUGHT BY OR ON BEHALF OF ANY PARTY ARISING OUT OF OR RELATING TO THIS COMMITMENT LETTER, THE FEE LETTER, THE TERM SHEET OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY (WHETHER BASED ON CONTRACT, TORT OR ANY OTHER THEORY) AND (B) ANY OBJECTION THAT IT MAY NOW OR HEREAFTER HAVE TO THE LAYING OF VENUE OF ANY SUCH LEGAL PROCEEDING IN THE STATE OR FEDERAL COURTS LOCATED IN THE CITY OF CHICAGO.

This Commitment Letter is delivered to you on the understanding that neither this Commitment Letter, the Term Sheet or the Fee Letter, nor any of their terms or substance shall be disclosed, directly or indirectly, to any other person except (a) to your officers, agents and advisors (other than commercial lenders) who are directly involved in the consideration of this matter and for whom you shall be responsible for any breach by any one of them of this confidentiality undertaking, (b) as may be compelled in a judicial or administrative proceeding or as otherwise required by law (in which case you agree to inform us promptly thereof) or (c) to Holdings, the sellers and their respective officers, directors, employees, attorneys, accountants and advisors on a confidential and need-to-know basis (other than the Fee Letter, which shall not be disclosed pursuant to this clause (c)), provided that, the foregoing restrictions shall cease to apply (except in respect of the Fee Letter and its terms and substance) after this Commitment Letter has been accepted by you. Officers, directors, employees and agents of Chase and its affiliates shall at all times have the right to share amongst themselves information received from you or either Borrower and your respective affiliates and your respective officers, directors, employees and agents.

You acknowledge that Chase and any of their affiliates may be providing debt financing, equity capital or other services (including financial advisory services) to other companies in respect of which you may have conflicting interests regarding the Transactions and otherwise. Neither Chase nor any of its affiliates will use confidential information obtained from you or either Borrower by virtue of the Transactions or its other relationships with you in connection with the performance by Chase or any of its affiliates of services for other companies, and neither Chase nor any of its affiliates will furnish any such information to other companies. You also acknowledge that Chase and its affiliates have no obligation to use in connection with the Transactions, or to furnish to you or either Borrower, confidential information obtained from other companies.

Chase hereby notifies you that pursuant to the requirements of the USA Patriot Act, Title III of Pub. L. 107-56 (signed into law October 26, 2001) (the “Patriot Act”), it and its affiliates are required to obtain, verify and record information that identifies each Borrower and any guarantors of the Facilities, which information includes the name, address, tax identification number and other information regarding each Borrower and each guarantor that will allow Chase to identify each Borrower and each guarantor in accordance with the Patriot Act. This notice is given in accordance with the requirements of the Patriot Act and is effective for Chase and each of its affiliates.

The compensation, reimbursement, indemnification and confidentiality provisions contained herein and in the Fee Letter shall remain in full force and effect regardless of whether definitive financing documentation shall be executed and delivered and notwithstanding the termination of this Commitment Letter or Chase’s commitment hereunder; provided, that your obligations under this Commitment Letter, other than those arising under the fourth and ninth paragraphs hereof, shall automatically terminate and be superseded by the provisions of the definitive documentation relating to the Facilities upon the initial funding thereunder, and you shall automatically be released from all liability in connection therewith at such time.

You hereby authorize Chase, at its sole expense, but without any prior approval by you or either Borrower, to publish such tombstones and give such other publicity to the Facilities as each may from time to time determine in its sole discretion. The foregoing authorization shall remain in effect unless the Borrowers notify Chase in writing that such authorization is revoked.

If the foregoing correctly sets forth our agreement, please indicate your acceptance of the terms hereof and of the Term Sheet and the Fee Letter by returning to us executed counterparts hereof and of the Fee Letter, together with the amounts agreed upon pursuant to the Fee Letter to be payable upon the acceptance hereof, not later than 5:00 p.m., Chicago time, on December 20, 2013. Chase’s commitment and agreements herein will expire at such time in the event Chase has not received such executed counterparts in accordance with the immediately preceding sentence. This Commitment Letter and Term Sheet supersede any and all prior versions hereof and thereof.

Chase is pleased to have been given the opportunity to assist you in connection with this important financing.

Very truly yours,

JPMORGAN CHASE BANK, N.A.

By:	/s/ Andrew D. Hay
Name:	Andrew D. Hay
Title:	Senior Vice President

Accepted and agreed to as of the date first written above by:

GRIFFIN HOLDINGS, LLC

By:	/s/ Shaun Gabbay
Name:	Shaun Gabbay
Title:	Managing Member

SCHEDULE A

Certain Funds Provision

Unless defined herein, capitalized terms contained in this Schedule A shall have the meaning provided such terms in the Term Sheet. Notwithstanding anything to the contrary in this Commitment Letter, the Loan Documents or any other letter agreement or other undertaking concerning the financing of the transactions contemplated hereby to the contrary:

(a)	the only representations the accuracy of which shall be a condition to the availability and funding of the Facilities on the Closing Date, shall be:

(i)	such of the representations made by, or on behalf of Holdings and its subsidiaries or made by the sellers under the Merger Agreement or the other Merger documents in respect of themselves or the entities and assets to be acquired by Newco pursuant to the Merger and the financial performance thereof as are material to the interests of the Administrative Agent and the Lenders, but only to the extent that Newco or its parent has the right to terminate its obligations under the Merger Agreement or elect not to perform its obligations under the Merger Agreement as a result of a breach or inaccuracy of such representations (to such extent, the “Specified Purchase Agreement Representations”); and

(ii)	the Specified Representations (as defined below), and

(b)

the terms of the Loan Documents shall be in a form such that they do not impair the availability and funding of the Facilities on the Closing Date if the conditions set forth in the sixth paragraph of the Commitment Letter have been satisfied (it being understood that (A) other than with respect to any UCC Filing Collateral, Stock Certificates, Intellectual Property or Owned Real Estate (each as defined below), to the extent any lien or judgment search is not obtained, Collateral is not or cannot be delivered, or a security interest therein cannot be perfected, on the Closing Date after the Companies’ use of commercially reasonable efforts to do so, the delivery of such searches, and the delivery of, or perfection of a security interest in, such Collateral shall not constitute a condition precedent to the availability and initial funding of the Facilities on the Closing Date, but such lien searches and Collateral shall instead be required to be delivered, or a security interest therein perfected, after the Closing Date pursuant to arrangements and timing to be mutually agreed by the parties hereto (with extensions available in the Administrative Agent’s reasonable discretion), (B) with respect to perfection of security interests in UCC Filing Collateral, the Companies’ sole obligations shall be to execute and deliver, or cause to be executed and delivered, necessary security agreements to the Administrative Agent or its legal counsel, and to deliver, or cause to be delivered, necessary UCC financing statements to the Administrative Agent or its legal counsel and to irrevocably authorize and to cause the applicable obligor to irrevocably authorize the Administrative Agent to file such UCC financing statements, (C) with respect to perfection of security interests in Stock Certificates, the Companies’ sole obligations shall be to execute and deliver, or cause to be executed and delivered, necessary pledge agreements to the Administrative Agent or its legal counsel and to deliver to the Administrative Agent or its legal counsel Stock Certificates together with undated stock powers executed in blank, (D) with respect to perfection of security interests in Intellectual Property, in addition to the actions required by clause (B), the Companies’ sole obligation shall be to execute and deliver, or cause to be executed and delivered, necessary intellectual property security agreements to the Administrative Agent or its legal counsel in proper form for filing with the

Schedule A – Page 1

United States Patent and Trademark Office (the “USPTO”) and the United States Copyright Office (the “USCO”) and to irrevocably authorize, and to cause the applicable obligor to irrevocably authorize, the Administrative Agent to file such intellectual property security agreements with the USPTO and USCO and (E) with respect to perfection of liens on Owned Real Estate, the Companies’ sole obligations shall be to execute and deliver, or cause to be executed and delivered, necessary mortgages and deeds of trust to the Administrative Agent or its legal counsel and to deliver, or cause to be delivered to the Administrative Agent or its legal counsel, appropriate title insurance commitments, ALTA surveys, flood plain certificates and other items reasonably required by the Administrative Agent in connection with it liens on such Owned Real Estate.

For purposes hereof, (1) “UCC Filing Collateral” means Collateral consisting of assets required as Collateral pursuant to the Term Sheet as to which a security interest can be perfected by filing a Uniform Commercial Code financing statement, (2) “Stock Certificates” means Collateral consisting of certificates representing capital stock or other equity interests required as Collateral pursuant to the Term Sheet, (3) “Intellectual Property” means all patents, patent applications, trademarks, trade names, service marks and copyrights registered with the USPTO or the USCO required as Collateral pursuant to the Term Sheet, (4) “Owned Real Estate” means all real estate owned in fee simple by each Company required as Collateral pursuant to the Term Sheet, and (5) “Specified Representations” means the representations and warranties set forth in the Loan Documents relating to: organizational existence and good standing of each Company; organizational power and authority (as it relates to due authorization, execution, delivery and performance of the Loan Documents) of each Company; due authorization, execution and delivery of the Loan Documents by each Company, and enforceability, in each case as it relates to the entering into and performance of the Loan Documents against each Company, solvency of the Companies as of the Closing Date (on a consolidated basis, after giving effect to the Merger and the funding of the Facilities and payment of all fees and expenses on the Closing Date); no default (other than as a result of a breach of a representation and warranty that is not a Specified Representation); no conflicts of the Loan Documents with the charter documents of any Company or any applicable law; governmental and third party approval relating to the Loan Documents and Merger documents; Federal Reserve margin regulations; the Investment Company Act; the PATRIOT Act, OFAC, anti-terrorism laws and sanctions related matters; use of proceeds; and the creation, perfection and priority of security interests (subject to certain permitted liens under the Loan Documents and to the foregoing provisions of this paragraph). This paragraph, and the provisions contained herein, shall be referred to as the “Certain Funds Provision”.

Schedule A – Page 2

SENIOR SECURED CREDIT FACILITY

Term Sheet

December 20, 2013

This Term Sheet is delivered with a commitment letter of even date herewith (the “Commitment Letter”) from JPMorgan Chase Bank, N.A. to Griffin Holdings, LLC in connection with the Revolving Facility, the Real Estate Term Loan Facility and the Equipment Term Loan Facility described below (collectively, the “Facilities”). Capitalized terms used herein and not otherwise defined herein shall have the meanings attributed to such terms in the Commitment Letter.

2.	Parties

	Borrowers:	Tufco LP (“Tufco”) and Hamco Manufacturing and Distributing LLC (“Hamco”; Tufco and Hamco are collectively referred to as the “Borrowers”).

	Administrative Agent:	JPMorgan Chase Bank, N.A. (“Chase” and in such capacity, the “Administrative Agent”).

	Lenders:	Chase will be the sole Lender on the Closing Date (as defined below).

	Sponsor:	Griffin Holdings, LLC (the “Sponsor”).

3.	Revolving Credit Facility

	Type and Amount of Facility:	Five-year revolving credit facility (the “Revolving Facility”) in the amount of $18,000,000 (the “Revolving Commitment” and the loans thereunder, the “Revolving Loans”).

	Increase in Commitment:	On or subsequent to the Closing Date, the Borrowers may, at their option, and subject to customary conditions, request to increase the Revolving Commitment by up to $10,000,000 (not to exceed a total of $28,000,000) by obtaining one or more commitments from one or more Lenders or, with the consent of the Administrative Agent, but without the consent of any other Lender, from other entities.

	Availability:	The Revolving Facility shall be available on a revolving basis during the period commencing on the Closing Date and ending on the fifth anniversary thereof (the “Revolving Credit Termination Date”).

Availability under the Revolving Facility will be subject to the Borrowing Base referred to below. “Availability” means, at any time, an amount equal to (i) the lesser of the Revolving Commitment and the Borrowing Base minus (ii) the sum of the aggregate outstanding amount of borrowings under the Revolving Facility plus the undrawn amount of outstanding Letters of Credit issued under the Revolving Facility.

Letters of Credit:	A portion of the Revolving Facility not in excess of $2,000,000 shall be available for the issuance of letters of credit (the “Letters of Credit”) by Chase (in such capacity, the “Issuing Lender”). No Letter of Credit shall have an expiration date after the earlier of (a) one year after the date of issuance and (b) five business days prior to the Revolving Credit Termination Date, provided that any Letter of Credit with a one-year tenor may provide for the renewal thereof for additional one-year periods (which shall in no event extend beyond the date referred to in clause (b) above).

Drawings under any Letter of Credit shall be reimbursed by the applicable Borrower (whether with its own funds or with the proceeds of Revolving Loans) on the same business day. To the extent that the Borrowers do not so reimburse the Issuing Lender, the Lenders under the Revolving Facility shall be irrevocably and unconditionally obligated to reimburse the Issuing Lender on a pro rata basis.

Swing Line Loans:	A portion of the Revolving Facility not in excess of $3,000,000 shall be available for swing line loans (the “Swing Line Loans”) from the Administrative Agent (in such capacity, the “Swing Line Lender”). The Swing Line Lender, in its sole discretion, may create Swing Line Loans by advancing to the Borrowers, on behalf of the Lenders, floating rate Revolving Loans requested by the Borrowers. Settlement of such Swing Line Loans will occur weekly. Any such Swing Line Loans will reduce availability under the Revolving Facility on a dollar-for-dollar basis. Each Lender under the Revolving Facility shall acquire, under certain circumstances, an irrevocable and unconditional pro rata participation in each Swing Line Loan.

Borrowing Base:	The “Borrowing Base” will equal the sum of 85% of each Borrower’s eligible accounts receivable, plus the lesser of (i) 65% of each Borrower’s eligible inventory (valued at the lower of cost (FIFO) or market) and (ii) the product of 85% multiplied by the net orderly liquidation value percentage identified in the most recent inventory appraisal ordered by the Administrative Agent multiplied by each Borrower’s eligible inventory (valued at the lower of cost (FIFO) or market), less reserves established by the Administrative Agent in its Permitted Discretion. “Permitted Discretion” means a determination made in good faith and in the exercise of reasonable (from the perspective of a secured asset based lender) business judgment. The maximum amount of inventory which may be included as part of the Borrowing Base is $12,000,000.

	Eligibility:	The definition of eligible accounts receivable and eligible inventory will be determined by the Administrative Agent in its Permitted Discretion; provided that, the Administrative Agent will set concentration limits for eligible accounts receivable at 20% for individual account debtors, 25% for accounts receivable from SC Johnson and 35% for accounts receivable from Procter & Gamble. In addition, potential contra accounts (including any accounts receivable from SC Johnson that are subject to possible claims), among other types of ineligible accounts receivable, will be deemed ineligible in their entirety.

In addition, the Administrative Agent will retain the right, from time to time, in its Permitted Discretion, to establish additional standards of eligibility and reserves against eligibility, to adjust reserves and to reduce advance rates or to reduce one or more of the sub-limits used in computing the Borrowing Base.

	Maturity:	The Revolving Credit Termination Date.

4.	Real Estate Term Loan Facility

	Type and Amount of Facility:	A term facility (the “Real Estate Term Loan Facility”) in the amount of $5,560,000 (the “Real Estate Term Loan Commitment,” and the loans thereunder, the “Real Estate Term Loans”).

	Amortization:	Monthly installments of principal in equal amounts utilizing a 15-year amortization period.

	Maturity:	The Real Estate Term Loan Facility will mature on the fifth anniversary of the Closing Date. The remaining aggregate principal amount of the Real Estate Term Loans will be repayable at maturity. If the Revolving Facility is terminated, the Real Estate Term Loan Facility shall be immediately due and payable.

5.	Equipment Term Loan Facility

	Type and Amount of Facility:	A term facility (the “Equipment Term Loan Facility”) in the amount of $5,471,000 (the “Equipment Term Loan Commitment,” and the loans thereunder, the “Equipment Term Loans”).

	Amortization:	Monthly installments of principal in equal amounts utilizing a 7-year amortization period.

	Maturity:	The Equipment Term Loan Facility will mature on the fifth anniversary of the Closing Date. The remaining aggregate principal amount of the Equipment Term Loans will be repayable at maturity. If the Revolving Facility is terminated, the Equipment Term Loan Facility shall be immediately due and payable.

6.	Purpose; Certain Payment Provisions

	Purpose:	The proceeds of the Facilities shall be used to finance the Merger and expenses incurred in connection therewith, to refinance certain existing indebtedness and to finance the working capital needs/for general corporate purposes of the Borrowers and their subsidiaries in the ordinary course of business.

	Fees and Interest Rates:	As set forth on Annex I.

	Mandatory Prepayments :	In addition to any scheduled installments due on the loans under the Facilities, the Credit Agreement will contain a mandatory prepayment provision that will require a prepayment of amounts outstanding under the Facilities (without a concurrent reduction of the Revolving Commitment): upon a sale or transfer of assets of either Borrower or any of its subsidiaries (other than sales of inventory in the ordinary course of business and certain other exceptions to be determined); upon the receipt of proceeds from the issuance of any indebtedness that is not permitted indebtedness; upon receipt of proceeds of the exercise of the Equity Cure (as defined below); when there is an availability shortfall under the Revolving Facility, the Real Estate Term Loan Facility or the Equipment Term Loan Facility; and upon receipt of insurance proceeds or condemnation awards. The amount and application of such mandatory prepayments shall be negotiated, unless otherwise provided herein.

	Voluntary Prepayments:	Permitted in whole or in part, with prior written notice but without premium or penalty, subject to limitations as to minimum amounts of prepayments and customary indemnification for breakage costs in the case of prepayment of Eurodollar Loans other than on the last day of a related interest period.

7.	Collateral and Other Credit Support

	Collateral:	The Facilities will be secured by a first perfected security interest in substantially all of the assets of each Borrower and each Guarantor (as defined below) (collectively, the “Companies”), whether consisting of real, personal, tangible or intangible property, including all of the outstanding equity interests of each Borrower’s subsidiaries and of Tufco LLC (limited, in the case of foreign subsidiaries, to 65% of the equity interests of first tier foreign subsidiaries to the extent a pledge of a greater percentage could reasonably be expected to result in material adverse tax consequences), together with a pledge of, and a first perfected security interest in, all of the equity interests of each Borrower (collectively, the “Collateral”); provided that the Collateral shall not include certain assets to be agreed to by the Borrowers and the Administrative Agent in the definitive documentation. The Collateral will also secure all other obligations owed by each Borrower to the Administrative Agent, any Lender or its respective affiliates, including bank products (including ACH transactions, credit card transactions and cash management services) provided by the Administrative Agent or its affiliates, and swap agreements provided by the Administrative Agent, any Lender or any of their respective affiliates.

	Guaranties:	Each Borrower shall unconditionally guarantee all of the indebtedness, obligations and liabilities of the other Borrower arising under or in connection with the Loan Documents. In addition, Tufco Technologies, Inc. (“Holdings”) and each direct or indirect domestic subsidiary of Holdings, including without limitation Tufco LLC, shall unconditionally guarantee all of the indebtedness, obligations and liabilities of each Borrower arising under or in connection with the Loan Documents, as well as obligations in respect of secured bank products (including ACH transactions, credit card transactions and cash management services) provided by the Administrative Agent or its affiliates, and swap agreements provided by the Administrative Agent, any Lender or any of their respective affiliates. All entities required to provide a guarantee hereunder are collectively referred to as the “Guarantors”.

8.	Conditions to Funding

	Initial Funding Conditions:	The availability of initial funding of the Facilities on the Closing Date (as defined below) shall be conditioned upon satisfaction of the following conditions precedent (the date upon which all such conditions precedent shall be satisfied, the “Closing Date”) on or before February 28, 2014; provided, that such date will be automatically extended until June 30, 2014 if the “Termination Date” (as defined in the Merger Agreement) is extended until such date pursuant to Section 8.1(c) of the Merger Agreement (as it exists on the date hereof):

a. Subject to the Certain Funds Provision, the Companies shall have executed and delivered satisfactory definitive financing documentation with respect to the Facilities, including a credit agreement (the “Credit Agreement”), security documents and other legal documentation (collectively, together with the Credit Agreement, the “Loan Documents”) on the terms set forth in this Term Sheet and otherwise reasonably satisfactory to the Borrowers and the Administrative Agent and consistent with the Documentation Principles;

b. The Lenders and the Administrative Agent shall have received all fees and expenses then due and payable pursuant to the Commitment Letter, this Term Sheet or the Fee Letter, on or before the Closing Date;

c. All governmental and third party approvals necessary in connection with the financing contemplated hereby and the continuing operations of each Company (including shareholder approvals, if any) shall have been obtained on satisfactory terms and shall be in full force and effect, and all applicable waiting periods shall have expired without any action being taken or threatened by any competent authority that would restrain, prevent or otherwise impose adverse conditions on the Merger or the financing thereof or, any of the transactions contemplated hereby;

d. The Administrative Agent shall have received unaudited interim consolidated balance sheets and related statements of income and cash flows of Holdings and its subsidiaries for each fiscal month and fiscal quarter ended subsequent to the date of the latest annual audited financial statements of Holdings and its subsidiaries delivered to the Administrative Agent as to which such unaudited financial statements are available;

e. Subject to the Certain Funds Provision, the Administrative Agent shall have received such closing documents as are customary for transactions of this type or as it may reasonably request, including but not limited to resolutions, good standing certificates, incumbency certificates, insurance certificates, lender’s loss payable and additional insured endorsements, opinions of counsel, organizational documents, title insurance policies, collateral releases from prior lenders, consents, landlord/mortgagee/bailee waivers, financing statements and consignment or similar filings, all in form and substance reasonably acceptable to the Administrative Agent and its counsel (it being understood and agreed that any certificates delivered on the Closing Date shall not contain a certification of the representations and warranties, except for the Specified Merger Agreement Representations and the Specified Representations and shall not require a certification with respect to defaults or events of defaults);

f. Subject to the parenthetical in the preceding paragraph, and solely relating to the initial funding on the Closing Date of the Revolving Facility the Administrative Agent shall have received a Borrowing Base Certificate as of a date specified by the Administrative Agent with customary supporting documentation and supplemental reporting to be agreed upon between the Administrative Agent and the Borrowers;

g. Prepayment in full of all obligations under existing loan facilities, termination of the commitments thereunder and release of all liens, if any, granted thereunder (it being understood that existing capital leases shall not be required to be repaid or terminated, and liens securing the same shall not be required to be released);

h. Subject to certain permitted Liens and the Certain Funds Provision, liens creating a first priority security interest in the Collateral shall have been perfected;

i. Minimum combined excess Availability for the Borrowers at closing only of $3,000,000;

j. Newco shall have received at least $9,000,000 in cash gross proceeds from the issuance of its equity and/or subordinated debt; provided, that not less than the greater of $5,500,000 or 50% of the total equity and subordinated debt shall be in the form of equity. Such equity and subordinated debt shall have the principal terms set forth on Annex II, and other terms and conditions reasonably acceptable to Newco and the Administrative Agent;

k. The Administrative Agent shall have entered into a subordination agreement with any holder of subordinated debt of any Company, containing terms and conditions satisfactory in all respects to the Administrative Agent;

l. Absence of injunction or temporary restraining order which, in the reasonable judgment of the Administrative Agent, would prohibit the making of the loans;

m. The Merger shall have been consummated in all material respects in accordance with the terms of the definitive Agreement and Plan of Merger (the “Merger Agreement”), without any material amendment, waiver, modification or consent not consented to by the Administrative Agent (each such consent not to be unreasonably withheld, delayed or conditioned) other than waivers, modifications, consents, or amendments, which would not be (in the aggregate) materially adverse to the interests of the Lenders;

n. The Administrative Agent shall have received a solvency certificate substantially in the form of Annex III hereto from the chief financial officer (or other officer with reasonably equivalent duties) of Holdings that shall document the solvency of the Companies on a consolidated basis, after giving effect to the Merger and the other transactions contemplated hereby;

o. The Specified Purchase Agreement Representations shall be true and correct to the extent required by the Certain Funds Provision and the Specified Representations shall be true and correct in all material respects (or, in the case of such Specified Representations that are qualified by materiality or a dollar threshold, in all respects) (except in the case of any Specified Representation which expressly relates to a given date or period, such representation and warranty shall be true and correct in all material respects (or, to the extent qualified by materiality or a dollar threshold, in all respects) as of the respective date or for the respective period, as the case may be);

p. After giving effect to the initial extensions of credit, the total extensions of credit under the Revolving Facility shall not exceed the lesser of the Revolving Commitment and the Borrowing Base then in effect; and

q. The Administrative Agent shall have received sufficiently in advance of closing all documentation and other information required by bank regulatory authorities under applicable “know your customer” and Anti-Money Laundering rules and regulations, including without limitation the USA PATRIOT Act.

On-Going Conditions:	The making of each extension of credit after the Closing Date shall be conditioned upon (a) the accuracy of all representations and warranties in the Loan Documents (including, without limitation, the material adverse change and litigation representations), in all material respects, to the extent that they are not subject to materiality qualifiers; (b) there being no default or event of default in existence at the time of, or after giving effect to the making of, such extension of credit and (c) after giving effect to the extensions of credit request, the total extensions of credit under the Revolving Facility shall not exceed the lesser of the Revolving Commitment and the Borrowing Base then in effect. As used herein and in the Loan Documents, a “material adverse change” shall mean any event, development or circumstance that has had a material adverse effect on (i) the business, assets, operations or financial condition of the Companies taken as a whole, (ii) the ability of any loan party to perform any of its material obligations under the Loan Documents to which it is a party, (iii) the Collateral, or the Administrative Agent’s liens (on behalf of itself and the Lenders) on the Collateral or the priority of such liens, or (iv) the rights of or benefits available to the Administrative Agent, the Issuing Lender or the Lenders.

9.	Certain Documentation Matters

The Loan Documents shall contain the following representations, warranties (subject to certain materiality thresholds to be agreed upon), covenants (subject to certain exceptions to be agreed upon) and events of default (subject to certain cure periods to be agreed upon):

	Representations and Warranties:	Financial statements; no material adverse change; organization, existence and standing, authorization and validity; no governmental consents or approvals; compliance with law and contracts; corporate power and authority; enforceability of Loan Documents; no conflict with law or material contractual obligations; no material litigation; no default; ownership of property; liens; intellectual property; no burdensome restrictions; taxes; insurance; Federal Reserve regulations; ERISA; Investment Company Act; subsidiaries; environmental matters; labor matters; accuracy of disclosure; material agreements; solvency; capitalization and subsidiaries; valid liens; affiliate transactions; common enterprise; and sanctions laws and regulations.

	Affirmative Covenants:	Delivery of monthly and annual financial statements, periodic compliance certificates and projections, monthly collateral reporting (including agings and inventory reports) and other information requested by the Administrative Agent; payment of obligations; continuation of business and maintenance of existence and material rights and privileges; compliance with laws and material contractual obligations; accuracy of information; maintenance of property and insurance; maintenance of books and records; right of the Administrative Agent to inspect property and books and records (including periodic field examinations and inventory, equipment and real estate appraisals); notices of defaults, litigation and other material events; compliance with environmental laws; depository banks; casualty and condemnation; and use of proceeds; and further assurances.

	Borrowing Base Reporting:	Borrowing base certificates will be delivered on a weekly basis until receipt of the borrowing base certificate for the week including March 31, 2014. After that point, if Availability exceeds 15% of the Revolving Commitment, borrowing base certificates will then be delivered on a monthly basis; provided that borrowing base certificates will convert back to a weekly basis upon reaching an Availability threshold to be determined.

Financial Covenant:	Minimum Fixed Charge Coverage Ratio of 1.10 to 1.00 to be calculated on a trailing 12 month basis and tested monthly.

For purposes hereof, the following terms will have the stated definitions:

“Fixed Charge Coverage Ratio” means, for any period, the ratio of (a) EBITDA minus the unfinanced portion of capital expenditures to (b) Fixed Charges, all calculated for such period for the Companies and their Subsidiaries on a consolidated basis in accordance with GAAP.

“EBITDA” means, for any period, net income for such period plus (a) without duplication and to the extent deducted in determining net income for such period, the sum of (i) interest expense for such period, (ii) income tax expense for such period net of tax refunds, (iii) all amounts attributable to depreciation and amortization expense for such period, (iv) any extraordinary non-cash charges for such period, (v) any other non-cash charges for such period (but excluding any non-cash charge in respect of an item that was included in net income in a prior period), (vi) non-recurring cash expenses recognized for restructuring costs, including but not limited to severance costs, relocation costs and litigation expenses, subject to a cap to be determined, (vii) non-recurring transactional costs, fees and expenses incurred in connection with the closing of the Merger, the Facilities and all related transactions, (viii) non-recurring transactional costs, fees or expenses (whether or not the transaction is actually consummated) incurred or paid in connection with any incurrence, modification or repayment of Indebtedness (other than the incurrence of the Facilities), issuance of capital stock, mergers and other consolidations, dispositions, permitted acquisitions or investments, in each case to the extent such transaction is permitted by the definitive documentation, subject to a cap to be determined, and (ix) other addbacks to be agreed, minus (b) without duplication and to the extent included in net income, (i) any cash payments made during such period in respect of non-cash charges described in clause (a)(v) taken in a prior period and (ii) any extraordinary non-cash gains and any non-cash items of income for such period.

“Fixed Charges” means, for any period, without duplication, cash interest expense, plus scheduled principal payments on indebtedness actually made, plus expenses for taxes paid in cash, plus dividends or distributions paid in cash, plus capital lease obligation payments, plus cash contributions to any pension plan.

Equity Cure:	If the Borrowers fail to comply with the Financial Covenant, they shall have the right to issue for cash consideration capital stock to, or receive a cash capital contribution from, the Sponsor and/or the management or other then existing investors, at any time after the last day of the applicable month, until the tenth business day after required delivery of the compliance certificate for the relevant test period (the “Equity Cure”) in an aggregate amount equal to (and not greater than) the amount necessary to cure the breach. The Equity Cure may not be used more than four times in the aggregate during the term of the Facilities or more than two times during each period of 12 consecutive months.

The proceeds from the Equity Cure shall be (i) added to EBITDA for the applicable month (solely for purposes of determining compliance with the Financial Covenant for such month and the subsequent eleven months) and (ii) disregarded for the purposes of determining financial ratio-based conditions with respect to the covenants contained in the definitive documentation with respect to the Facilities. The proceeds of each Equity Cure will be applied to the Real Estate Term Loans and the Equipment Term Loans on a pro rata basis, and to the installments of each thereof in the inverse order of their maturity.

Negative Covenants:	Limitations (subject to exceptions, as appropriate, to be negotiated) on:

• indebtedness (including guarantee obligations and preferred stock of subsidiaries);

• liens;

• mergers, consolidations, liquidations and dissolutions;

• sales of assets;

• payment of restricted payments (including dividends and other payments in respect of equity interests), provided, that certain restricted payments shall be permitted as set forth below;

• investments (including acquisitions, loans and advances;

• sale and leaseback transactions;

• swap agreements;

• optional payments and modifications of subordinated debt instruments;

• transactions with affiliates;

• changes in fiscal year;

• negative pledge clauses and other restrictive provisions;

• certain amendments of the Procter & Gamble contract or any material license agreement; and

• sanctions laws and regulations.

Permitted Restricted Payments:	Each Borrower may pay dividends or make distributions to its partners/members in an aggregate amount not greater than the amount necessary for such partners/members to pay their actual state and United States federal income tax liabilities in respect of income earned by such Borrower. In addition, after the Administrative Agent’s receipt of the Companies’ audited financial statements for the fiscal year ending on September 30, 2014, Holdings may pay other dividends and distributions to its shareholders and may make principal payments on its subordinated debt as long as (i) no event of default has occurred and is continuing or would result after giving effect to such payment/distribution/dividend (as applicable), (ii) the Companies have a trailing twelve month Fixed Charge Coverage Ratio of at least 1.25 to 1.0 before and after giving effect to such payment/distribution/dividend (as applicable), and (iii) such payment/distribution/dividend (as applicable) is paid out of the Companies’ excess cash flow and the Borrowers shall have pro forma Availability of at least $4,000,000 before and after giving effect to such payment/distribution/dividend (as applicable). Interest payments on subordinated debt may be made so long as no event of default has occurred or is continuing or would result after giving effect to such payment.

Cash Dominion/Cash Management:	Each Company will be subject to cash dominion for the life of the Facilities. Funds deposited into any depository account will be swept on a daily basis into a blocked account with the Administrative Agent. The Administrative Agent shall be the principal depository and disbursement bank of each Company. The appropriate documentation, including blocked account and/or lockbox agreements acceptable to the Administrative Agent, will be required for all depository accounts of each Company.

Events of Default:	Nonpayment of principal when due; nonpayment of interest, fees or other amounts after three business days; representations and warranties are incorrect in any material respect; violation of covenants (subject, in the case of certain affirmative covenants, to a grace period to be agreed upon); cross-default (a default that has enabled another holder of debt of any Company to accelerate such debt whether or not resulting in acceleration) under any other agreement governing indebtedness, in excess of an amount to be agreed upon; bankruptcy events; certain ERISA events; material defaulted judgments; any of the Loan Documents shall cease to be in full force and effect or any party thereto shall so assert; any interests created by the security documents shall cease to be enforceable and of the same priority purported to be created thereby; and a change of control (the definition of which is to be agreed).

Voting:	Amendments, waivers and consents with respect to the Loan Documents shall require the approval of Lenders holding not less than a majority of the commitments under the Facilities, except that (a) the consent of each Lender directly affected thereby shall be required with respect to (i) reductions in the amount or extensions of the scheduled date of amortization or final maturity of any loan, (ii) reductions in the rate of interest or any fee or extensions of any due date thereof and (iii) increases in the amount or extensions of the expiry date of any Lender’s commitment and (b) the consent of each Lender shall be required to (i) increase the advance rates set forth in the definition of Borrowing Base, (ii) modify the pro rata sharing requirements of the Loan Documents, (iii) permit any loan party to assign its rights under the Credit Agreement, (iv) modify any of the voting percentages, (v) release any Guarantor of any credit extension, except as otherwise permitted in the Loan Documents; or (vi) release all or substantially all of the Collateral.

Defaulting Lenders:	Documentation will include customary provisions regarding defaulting Lenders.

Assignments and Participations:	The Lenders shall be permitted to assign all or a portion of their loans and commitments with the consent, not to be unreasonably withheld, of (a) the Borrowers, unless (i) the assignee is a Lender, an affiliate of a Lender or an approved fund or (ii) an event of default has occurred and is continuing, (b) the Administrative Agent, unless only a term loan is being assigned to a Lender, an affiliate of a Lender or an approved fund and (c) the Issuing Lender, unless only a term loan is being assigned to a Lender, an affiliate of a Lender or an approved fund. In the case of partial assignments (other than to another Lender, to an affiliate of a Lender or an approved fund), the minimum assignment amount shall be $5,000,000, in the case of a Revolving Commitment, and $1,000,000, in the case of a term loan, unless otherwise agreed by the Borrowers and the Administrative Agent. The Lenders shall also be permitted to sell participations in their loans. Participants shall have the same benefits as the Lenders with respect to yield protection and increased cost provisions. Voting rights of participants shall be limited to those matters with respect to which the affirmative vote of the Lender from which it purchased its participation would be required. Pledges of loans in accordance with applicable law shall be permitted without restriction. Each Lender may disclose information to prospective participants and assignees.

Yield Protection:	The Loan Documents shall contain customary provisions (a) protecting the Lenders against increased costs or loss of yield resulting from changes in reserve, tax, capital adequacy, liquidity and other requirements of law and from the imposition of or changes in withholding or other taxes and (b) indemnifying the Lenders for “breakage costs” incurred in connection with, among other things, any prepayment of a Eurodollar Loan (as defined in Annex I) on a day other than the last day of an interest period with respect thereto. The Dodd-Frank Wall Street Reform and Consumer Protection Act and Basel III (and all requests, rules, guidelines or directives relating to each of the foregoing or issued in connection therewith) shall be deemed to be changes in law after the Closing Date regardless of the date enacted, adopted or issued.

Field Examinations:	Field examinations will be conducted on an ongoing basis at regular intervals at the discretion of the Administrative Agent, to ensure the adequacy of Borrowing Base collateral and related reporting and control systems. It is anticipated that up to two field examinations per year will be conducted; provided that there shall be no limitation on the number or frequency of field examinations if a default shall have occurred and be continuing.

Appraisals:	Inventory appraisals will be conducted on an annual basis at the discretion of the Administrative Agent; provided that there shall be no limitation on the number or frequency of inventory, equipment or real estate appraisals if a default shall have occurred and be continuing.

Expenses and Indemnification:	The Borrowers shall pay (a) all reasonable out-of-pocket expenses of the Administrative Agent associated with the preparation, execution, delivery and administration of the Loan Documents and any amendment or waiver with respect thereto (including the reasonable fees, disbursements and other charges of counsel), (b) all out-of-pocket expenses of the Administrative Agent and the Lenders (including the fees, disbursements and other charges of counsel) in connection with the enforcement of the Loan Documents and (c) fees and expenses associated with collateral monitoring, collateral reviews and appraisals (including field examination fees currently equal to $125 per hour per examiner, plus out-of-pocket expenses), environmental reviews and fees and expenses of other advisors and professionals engaged by the Administrative Agent.

The Administrative Agent and the Lenders (and their affiliates and their respective officers, directors, employees, advisors and agents) will have no liability for, and will be indemnified and held harmless against, any loss, liability, cost or expense incurred in respect of the financing contemplated hereby or the use or the proposed use of proceeds thereof (except to the extent found in a final judgment by a court of competent jurisdiction to have resulted from the gross negligence or willful misconduct of the indemnified party).

Definitive Documentation:	The definitive documentation in respect of the Facilities shall be consistent with the Commitment Letter (including this Term Sheet), shall contain only those conditions, mandatory prepayments, representations, warranties, affirmative and negative covenants and events of default expressly set forth in the Commitment Letter, and shall contain such other terms as the Borrowers and the Administrative Agent shall reasonably agree, taking into consideration the relative size, leverage and operational requirements of the Companies and their subsidiaries, and in light of the projections and the business plan set forth in the business model delivered to the Administrative Agent on November 6, 2013 (collectively, the “Documentation Principles”), it being understood and agreed that the Borrowers and the Administrative Agent will negotiate in good faith to finalize such definitive documentation in a timely manner after the acceptance of the Commitment Letter.

Governing Law:	This Term Sheet and the Commitment Letter and Fee Letter are, and the Loan Documents will be, governed by the internal laws of the State of Illinois.

Counsel to the Administrative Agent:	Goldberg Kohn Ltd.

Annex I

Interest and Certain Fees

Interest Rate Options:	The Borrowers may elect that the loans comprising each borrowing bear interest at a rate per annum equal to (a) the CB Floating Rate (such loans herein referred to as “CBFR Loans”) plus the Applicable Margin or (b) the Adjusted LIBO Rate (such loans herein referred to as “Eurodollar Loans”) plus the Applicable Margin; provided, that all Swing Line Loans shall bear interest at a rate per annum equal to the CBFR plus the Applicable Margin.

As used herein:

“Adjusted LIBO Rate” means the London interbank offered rate administered by the British Bankers Association or any other person that takes over the administration of such rate for Dollars (adjusted for statutory reserve requirements for eurocurrency liabilities) for a period equal to one, two or three months (as selected by the Borrowers) as displayed on pages LIBOR01 or LIBOR02 of the Reuters screen or, in the event such rate does not appear on a Reuters page or screen, on any successor or substitute page on such screen that displays such rate, or on the appropriate page of such other information service that publishes such rate as shall be selected by the Administrative Agent from time to time in its reasonable discretion (the “LIBO Screen Rate”) at approximately 11:00 a.m., London time, two (2) business days prior to the commencement of such interest period; provided that, if the LIBO Screen Rate shall not be available at such time for a period equal in length to such interest period then the LIBO Rate shall be determined by the Administrative Agent (which determination shall be conclusive and binding absent manifest error) in accordance with procedures to be outlined in the Credit Agreement.

“Adjusted One Month LIBOR Rate” means, an interest rate per annum equal to the Adjusted LIBO Rate for a one month interest period as displayed on pages LIBOR01 or LIBOR02 of the Reuters screen (or on any successor or substitute page) on such day plus 2.50%.

“Applicable Margin” means, a margin with respect to:

Revolving Loans (including Swing Line Loans)
0% in the case of CBFR Loans
2.25% in the case of Eurodollar Loans

Real Estate Term Loans
0.25% in the case of CBFR Loans
2.50% in the case of Eurodollar Loans

Equipment Term Loans
0.25% in the case of CBFR Loans
2.50% in the case of Eurodollar Loans

Annex I

“CB Floating Rate” or “CBFR” means the prime rate of interest announced from time to time by Chase or its parent (which is not necessarily the lowest rate charged to any customer), changing when and as said prime rate changes (the “Prime Rate”); provided that the CBFR shall never be less than the Adjusted One Month LIBOR Rate on such day.

Interest Payment Dates:	In the case of CBFR Loans, interest shall be payable on the first day of each month, upon any prepayment due to acceleration and at final maturity.

In the case of Eurodollar Loans, interest shall be payable in arrears on the last day of each interest period upon any prepayment and at final maturity.

Commitment Fee:	A commitment fee equal to 0.25% per annum on the average daily unused portion of the Revolving Commitment, payable monthly in arrears to the Administrative Agent for the ratable benefit of the Lenders from the Closing Date until termination of the Revolving Commitment.

Letter of Credit Fees:	Letter of Credit: A letter of credit fee, equal to the Revolving Facility Applicable Margin for Eurodollar Loans, on the daily maximum amount to be drawn under all Letters of Credit, payable monthly in arrears to the Administrative Agent for the ratable benefit of the Lenders (including the Issuing Lender).

Fronting Fee: A fronting fee equal to 0.125% per annum of the face amount of each Letter of Credit issued shall be payable to the Issuing Lender, together with any documentary and processing charges in accordance with the Issuing Lender’s standard schedule for such charges with respect to the issuance, amendment, cancellation, negotiation, transfer, presentment, renewal or extension of each letter of credit and each drawing made thereunder.

Administrative Agent Fees:	Such additional fees shall be payable to the Administrative Agent as set forth in the Fee Letter.

Default Rate:	After the occurrence and during the continuance of an event of default, the applicable interest rate and Letter of Credit Fee may be increased by 2% per annum (and new Eurodollar Loans may be suspended). Overdue interest, fees and other amounts shall bear interest at 2% above the rate applicable to CBFR Loans.

Rate and Fee Basis:	All per annum rates shall be calculated on the basis of a year of 360 days for actual days elapsed; provided that CBFR Loans shall be calculated on the basis of 365 days for actual days elapsed.

Annex I

Annex II

Principal Equity and Subordinated Debt Terms

Principal Equity Terms

(i)	No stated maturity and no mandatory put or redemption rights, in whole or in part.

(ii)	No redemption (in whole or in part) at the option of the holder.

(iii)	No mandatory or scheduled cash dividends or distributions.

(iv)	Not convertible into or exchangeable for indebtedness or other equity with terms inconsistent with the foregoing.

Principal Subordinated Debt Terms

(i)	Principal not repayable except at maturity, which shall be at least 1 year after maturity date of the Facilities.

(ii)	Interest accrues at no greater than the applicable prime rate plus 2.50% per annum, but not in excess of 10% per annum.

(iii)	Interest payable in cash quarterly in arrears, but only to the extent that no event of default has occurred and is continuing under the Facilities (with such interest accruing on a payment-in-kind basis during any such blockage).

(iv)	No security or collateral, unless the holder of such debt has executed a subordination agreement in favor of the Administrative Agent, in form and substance satisfactory to the Administrative Agent, deeply subordinating any such liens.

(v)	No entity can be an obligor under such debt unless such entity is also a Borrower or Guarantor under the Facilities.

Annex II

Annex III

Form of Solvency Certificate

Pursuant to Section [    ] of the Credit Agreement, dated [            ], 2014, among [credit agreement to be described] (the “Credit Agreement”), the undersigned hereby certifies, solely in [his/her] capacity as the chief financial officer of Tufco Technologies, Inc., and not individually, as follows:

1.	Capitalized terms used but not otherwise defined herein shall have the meanings assigned to them in the Credit Agreement.

2.	As of the Effective Date and after the consummation of the Transactions to occur on the Effective Date and immediately following the incurrence of the indebtedness and obligations being incurred in connection with the Credit Agreement and the Transactions on the Effective Date and after giving effect to the application of the proceeds of such indebtedness:

The fair value of the assets of Tufco Technologies, Inc. and its subsidiaries, on a consolidated basis, at a fair valuation, will exceed, on a consolidated basis, their debts and liabilities, subordinated, contingent or otherwise;

a.	The present fair saleable value of the assets of Tufco Technologies, Inc. and its subsidiaries, on a consolidated basis, will be greater than the amount that will be required to pay the probable liability, on a consolidated basis, of their debts and other liabilities, subordinated, contingent or otherwise, as such debts and other liabilities become absolute and matured;

b.	Tufco Technologies, Inc. and its subsidiaries, on a consolidated basis, are able to pay their debts and liabilities, subordinated, contingent or otherwise, as such liabilities become absolute and matured; and

c.	Tufco Technologies, Inc. and its subsidiaries, on a consolidated basis, do not have unreasonably small capital with which to conduct the business in which they are engaged as such business is now conducted and is proposed to be conducted following the Effective Date.

For purposes of this Certificate, the business proposed to be conducted is assumed to be the same as is now conducted and the amount of any contingent liability has been computed as the amount that, in light of all the facts and circumstances existing as of the date hereof, would reasonably be expected to become an actual and matured liability.

[Signature Page Follows]

Annex III

IN WITNESS WHEREOF, the undersigned has executed this Certificate in [his/her] capacity as chief financial officer of Tufco Technologies, Inc., on behalf of Tufco Technologies, Inc., as of the date first stated above.

TUFCO TECHNOLOGIES, INC.

By:
Name:
Title:	Chief Financial Officer

Annex III